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SECURITIES A... Was... 08032378

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2007 (MM/DD/YY) AND ENDING May 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CG Brokerage L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8215 Greenway Blvd, Suite 610
(No. and Street)

Middleton (City) WI (State) 53562 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Mathers (608) 662-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

1000 Innovation Dr, Suite 250 (Address) Milwaukee (City) WI (State) 53226 (Zip Code)

PROCESSED
3 NOV 06 2008
THOMSON REUTERS

SEC Mail Processing Section
JUL 25 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/21/08

OATH OR AFFIRMATION

I, Robert A. Mathers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CG Brokerage L.L.C., as of May 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH K. HEWITT NOTARY PUBLIC STATE OF WISCONSIN

Signature

CEO

Title

Notary Public (My commission expires 02/20/2011)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)
Middleton, Wisconsin

Financial Statements and Additional Information

Years Ended May 31, 2008 and 2007

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Financial Statements and Additional Information

Years Ended May 31, 2008 and 2007

Table of Contents

WIPFLi

Independent Auditor's Report

Board of Directors and Member
CG Brokerage L.L.C.
Middleton, Wisconsin

We have audited the accompanying statements of financial condition of CG Brokerage L.L.C. (A Wholly Owned Subsidiary of Clifton Gunderson LLP) as of May 31, 2008 and 2007, and the related statements of income, changes in member equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CG Brokerage L.L.C. (A Wholly Owned Subsidiary of Clifton Gunderson LLP) at May 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

July 18, 2008
Milwaukee, Wisconsin

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Financial Statements

Years Ended May 31, 2008 and 2007

Statements of Financial Condition	May 31, 2008	May 31, 2007
Assets:		
Cash	$ 399,963	$ 227,509
Commissions receivable	32,383	9,782
Total Assets	$ 432,346	$ 237,291
Liabilities - Accrued and other liabilities	$ 121,517	$ 138,988
Member equity	310,829	98,303
Total Liabilities and Member Equity	$ 432,346	$ 237,291

Statements of Income	Year Ended May 31, 2008	Year Ended May 31, 2007
Operating income:		
Commissions revenue	$ 462,956	$ 292,080
Financial Industry Regulatory Authority refund	35,000	-
Total operating income	$ 497,956	$ 292,080
Operating expenses:		
Regulatory fees and assessments	$ 1,800	$ 851
Affiliate expenses	31,255	37,096
Contracted services	239,805	208,998
Other	12,570	7,278
Total operating expenses	285,430	254,223
Net income	$ 212,526	$ 37,857

Statements of Changes in Member Equity	Year Ended May 31, 2008	Year Ended May 31, 2007
Balance at beginning of year	$ 98,303	$ 60,446
Net income	212,526	37,857
Balance at end of year	$ 310,829	$ 98,303

Statements of Cash Flows	Year Ended May 31, 2008	Year Ended May 31, 2007
Cash flows from operating activities:		
Net income	$ 212,526	$ 37,857
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in commissions receivable	(22,601)	(4,018)
(Decrease) Increase in accrued and other liabilities	(17,471)	82,991
Net cash provided by operating activities	172,454	116,830
Cash at beginning	227,509	110,679
Cash at end	$ 399,963	$ 227,509

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

CG Brokerage L.L.C. (the "Company"), a wholly owned subsidiary of CGFS Holding L.L.C., which is a wholly owned subsidiary of Clifton Gunderson LLP (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company conducts a limited securities business under SEC Rule 15c3-1(a)(2)(vi). Investment products sold are processed on an "application way" basis, whereby the product application and customer check are promptly forwarded to the product sponsor or underwriter.

Cash

Cash includes amounts on deposit with correspondent institutions.

Revenue Recognition

The Company recognizes income from commissions on a trade-date basis.

Income Taxes

The Company is a disregarded entity for income tax purposes and, accordingly, its income is included in the income tax return filed by the Parent. The Parent is taxed under the partnership provisions of the Internal Revenue Code and comparable state regulations. Under these provisions, the Parent does not pay federal or state corporate income taxes on its taxable income. Instead, the partners of the parent report on their personal income tax returns their proportionate share of the Company's taxable income. Accordingly, no income tax provision has been made for the Company.

Note 1 Summary of Significant Accounting Policies (Continued)

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Shared Expenses

The Company has entered into an expense sharing agreement with the Parent, which requires the Company to reimburse the Parent for certain shared expenses based on the Company's pro rata share of gross revenue. These expenses are shown as "contracted services" in the statements of income.

As of May 31, 2008 and 2007, the Company owed to the Parent $108,826 and $42,383, respectively. These payables are included in "accrued and other liabilities" in the statements of financial condition.

Note 2 Cash Concentrations

The Company maintains cash balances in a bank insured by the Federal Deposit Insurance Corporation up to $100,000. At various times during the year, its balance may exceed the insured limit.

Note 3 Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2008 and 2007, the Company had net capital of $305,393 and $98,107, respectively, which exceeded its required net capital by $297,292 and $93,107, respectively. The Company's aggregate indebtedness to net capital ratio was .3979 and 1.4167 to 1 at May 31, 2008 and 2007, respectively.

Additional Information

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

May 31, 2008 and 2007

	2008	2007
NET CAPITAL:		
Total member equity	$ 310,829	$ 98,303
Deductions and/or charges for nonallowable assets	5,436	196
Net capital before haircuts on securities positions (tentative net capital)	305,393	98,107
Haircuts on securities positions	-	-
Net capital	305,393	98,107
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required [SEC Rule 15c3-1(a)(2)(vi)]	8,101	5,000
Excess net capital*	$ 297,292	$ 93,107
AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness	$ 121,517	$ 138,988
Ratio: Aggregate indebtedness to net capital	39.79%	141.67%

*This computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is not materially different from the calculation performed by the Company and a reconciliation is not necessary pursuant to Rule 17a-5.

END